Exhibit 99.1

Investor Relations Contact: Ngoc Nguyen (808) 546-3475 ngoc.nguyen@hawaiiantel.com	Media Contact: Su Shin (808) 546-2344 su.shin@hawaiiantel.com

For Immediate Release

Hawaiian Telcom Reports Third Quarter 2015 Results

Achieved solid third quarter revenue growth of 3.8 percent

Delivered consumer revenue growth of 2.5 percent

Added nearly 2,100 Hawaiian Telcom TV subscribers

Increased business revenue by 3.9 percent

HONOLULU (Monday, November 9, 2015) -- Hawaiian Telcom Holdco, Inc. (NASDAQ: HCOM) reported financial results for its third quarter ended September 30.  The highlights are as follows:

•

Revenue of $100.9 million grew by $3.7 million, or 3.8 percent, from $97.3 million in the same period in the prior year, resulting in Adjusted EBITDA(1) of $31.3 million, up 7.8 percent year-over-year.

•	Consumer revenue increased 2.5 percent year-over-year to $38.1 million, driven by growth in video and high-speed Internet (HSI) revenue of $2.1 million and $0.5 million, respectively.
•	Added nearly 2,100 Hawaiian Telcom TV subscribers during the third quarter, ending the quarter with approximately 34,000 subscribers, resulting in penetration of 18.6 percent of households enabled.
•	Fiber-enabled 8,000 households in the quarter, increasing enabled households on O‘ahu to 183,000.
•

Business revenue increased 3.9 percent year-over-year to $43.4 million, driven by a $1.2 million year-over-year increase in equipment and managed services revenue, and a 9.8 percent growth in business data revenue.

•

Accepted the full amount of the FCC’s Connect America Fund – Phase II (CAF II) support of $4.4 million annually for six years to expand broadband availability and capabilities.  CAF II support of $2.2 million was recognized as revenue in the third quarter.

•

Generated net income of $0.1 million, or $0.01 per diluted share for the quarter, compared to $1.5 million or $0.13 per diluted share in third quarter of 2014.  The decrease was primarily due to a $4.1 million non-cash pension expense related to employee retirements in the quarter, and a $2.8 million anticipated year-over-year increase in depreciation and amortization as a result of continued significant investments to expand the Company’s next-generation broadband fiber network.

“Hawaiian Telcom performed well in the third quarter -- with solid growth in all three channels,” said Scott Barber, Hawaiian Telcom’s president and CEO.  “This was the 13th consecutive quarter of year-over-year growth in our consumer revenue and with additional CAF funding secured we will further expand our next-generation fiber optic network to reach more unserved and underserved communities in Hawai‘i.

“Our commercial channel experienced growth in both business and wholesale.  Increasing customer demand for high bandwidth IP-based data, cloud services, and integrated communications solutions drove robust growth in business revenue.

“We are keenly focused on providing Hawai‘i’s businesses, residents and visitors with the next-generation products and services they have come to expect from Hawai‘i’s technology leader combined with exceptional customer service from our dedicated team of local employees.  As Hawai‘i’s only local full-service communications company, backed by the strength of our next-generation fiber network, Hawaiian Telcom is well positioned to continue growing and increasing long-term shareholder value,” concluded Barber.

Third Quarter 2015 Results

Third quarter revenue of $100.9 million represented a 3.8 percent increase compared with $97.3 million in the third quarter of 2014.  Revenue growth in the quarter, driven by video, equipment and managed services, and $2.2 million of CAF II support, more than offset the impact from a 5.9 percent decline in access lines.  Adjusted EBITDA was $31.3 million, up 7.8 percent year-over-year primarily related to the increase in revenue.

The Company generated net income of $0.1 million, or $0.01 per diluted share for the quarter, compared to $1.5 million, or $0.13 per diluted share in the third quarter of 2014.  The decrease was primarily due to a $4.1 million non-cash pension expense related to employee retirements in the quarter, and a $2.8 million anticipated year-over-year increase in depreciation and amortization as a result of significant investments made to the Company’s broadband fiber network.

Consumer Revenue

Third quarter consumer revenue totaled $38.1 million, up 2.5 percent year-over-year driven by revenue growth from the Company’s Hawaiian Telcom TV and HSI services.  Revenue growth in video and HSI services continues to more than offset lower revenue from legacy services, and combined video and HSI services now represent 44 percent of consumer revenue, up from 38 percent in the same period a year ago, and 30 percent in the same period two years ago.

Video service revenue grew to $8.7 million for the quarter, up 32.9% from $6.5 million in the same period a year ago, driven by the addition of approximately 8,200 subscribers for a total of approximately 34,000 subscribers at the end of the third quarter.  During the quarter, 8,000 additional households were fiber-enabled, increasing the total number of households enabled to 183,000 with approximately 59 percent of those households capable of utilizing fiber-to-the-premise technology.  Hawaiian Telcom TV penetration of households enabled increased to approximately 18.6 percent at the end of the third quarter.

Consumer HSI revenue also improved from the same period a year ago, led by a 1.0 percent year-over-year increase in consumer HSI subscribers to approximately 93,200 and a 4.6 percent increase in consumer HSI ARPU due to increased adoption of higher speed offerings.  As of September 30, 2015, approximately 93 percent of all video subscribers had double- or triple-play bundles with HSI.  Revenue increases from video and HSI continued to more than offset legacy revenue declines related to consumer voice access and long distance line losses.

Business Revenue

Third quarter business revenue totaled $43.4 million, up 3.9 percent from the same period a year ago, partly due to a $1.2 million year-over-year increase in equipment and managed services revenue.  Also contributing to the revenue increase was strong growth from our next-generation services, including a 9.8 percent year-over-year increase in business data revenue, an 11.1 percent increase in data center revenue, and higher business HSI revenue as a result of a 1.4 percent year-over-year increase in business HSI customers.  These increases more than offset the year-over-year declines in legacy business access and long distance revenues.

Driven by increasing customer demand for higher bandwidth services and integrated communications solutions, next-generation services now represent 31 percent of business revenue, up from 29 percent in the same period a year ago, and 22 percent in the same period two years ago.

Wholesale Revenue

Third quarter wholesale revenue totaled $17.2 million, up 9.0 percent year-over-year, primarily due to $2.2 million of CAF II support recognized in the quarter.  Wholesale carrier data revenue declined $0.2 million year-over-year to $14.2 million, mainly due to certain wireless carriers disconnecting lower bandwidth legacy circuits on month-to-month contracts and moving to more efficient fiber-based, higher bandwidth Ethernet circuits on multi-year contracts.

Switched carrier access and subsidies revenue increased $1.6 million year-over-year to $3.0 million, mainly from the CAF II support, partially offset by the impact of the overall decline in voice access lines and minutes of use, along with the impact of intercarrier compensation reform.

Operating Expenses, Capital Expenditures and Liquidity

Operating expenses, exclusive of depreciation and amortization, non-cash stock compensation, SystemMetrics earn-out and other non-recurring charges, increased 2.0 percent to $69.7 million.  The increase was primarily due to higher levels of direct cost of services related to video and equipment and managed services sales, as well as labor overtime due to record-breaking rain in the quarter.  These increases were partially offset by lower utility rates and reduced usage.

Capital expenditures totaled $76.7 million in the nine months ended September 30, 2015, consistent with the same period a year ago.  Overall, total capital expenditures for 2015 are expected to be in the high- $90 million range.

At the end of third quarter 2015, the Company had $28.8 million in cash and cash equivalents compared to $39.9 million at the end of 2014.  The use of cash is primarily related to higher levels of expansion-related and success-based capital expenditures, as well as temporary uses of working capital.  Net Debt(2) was $261.9 million, resulting in a Net Leverage Ratio(3) as of September 30, 2015 of 2.2x.

Conference Call

The Company will host a conference call to discuss its third quarter 2015 results at 9:00 a.m. (Hawaii Time), or 2:00 p.m. (Eastern Time) on Monday, November 9, 2015.

To access the call, participants should dial (877) 788-4718 (US/Canada), or (530) 379-4725 (International) ten minutes prior to the start of the call and provide conference ID 58843332.

A live webcast of the conference call, including a slide presentation, will be available from the Investor Relations section of the Company’s website at http://hawaiiantel.com.  The webcast will be archived at the same location.

A telephonic replay of the conference call will be available two hours after the conclusion of the call until 11:59 p.m. (Eastern Time) November 16, 2015.  Access the replay by dialing (855) 859-2056 or (404) 537-3406 and entering conference ID 58843332.

Use of Non-GAAP Financial Measures

This press release contains information about adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA) and Net Debt. These are non-GAAP financial measures used by Hawaiian Telcom management when evaluating results of operations. Management believes these measures also provide users of the financial statements with additional and useful comparisons of current results of operations with past and future periods. Non-GAAP financial measures should not be construed as being more important than comparable GAAP measures. Detailed reconciliations of Adjusted EBITDA and Net Debt to comparable GAAP financial measures have been included in the tables distributed with this release and are available in the Investor Relations section of www.hawaiiantel.com.

Forward-Looking Statements

In addition to historical information, this release includes certain statements and predictions that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  In particular, any statement, projection or estimate that includes or references the words “believes”, “anticipates”, “intends”, “expected”, or any similar expression falls within the safe harbor of forward-looking statements contained in the Reform Act.  Actual results or outcomes may differ materially from those indicated or suggested by any such forward-looking statement for a variety of reasons, including, but not limited to: failures in Hawaiian Telcom’s critical back office systems and IT infrastructure; breach of the our data security systems; increases in the amount of capital expenditures required to execute our business plan; the loss of certain outsourcing agreements, or the failure of any third party to perform under these agreements; our ability to sell capacity on the new submarine fiber cable project; adverse changes to applicable laws and regulations; the failure to adequately adapt to technological changes in the telecommunications industry, including changes in consumer technology preferences; adverse economic conditions in Hawai‘i; the availability of lump sum distributions under our union pension plan; limitations on the ability to utilize net operating losses due to an ownership change under Internal Revenue Code Section 382; the inability to service our indebtedness; limitations imposed on our business from restrictive covenants in the credit agreements; and severe weather conditions and natural disasters.  More information on potential risks and uncertainties is available in recent filings with the Securities and Exchange Commission, including Hawaiian Telcom’s 2014 Annual Report on Form 10-K. The information contained in this release is as of November 9, 2015. It is anticipated that subsequent events and developments may cause estimates to change, and the Company undertakes no duty to update forward-looking statements.

About Hawaiian Telcom

Hawaiian Telcom (NASDAQ: HCOM), headquartered in Honolulu, is Hawai‘i’s technology leader, providing integrated communications, broadband, data center and entertainment solutions for business and residential customers. With roots in Hawai‘i beginning in 1883, the Company offers a full range of services including Internet, video, voice, wireless, data network solutions and security, colocation, and managed and cloud services supported by the reach and reliability of its next generation fiber network and a 24/7 state-of-the-art network operations center. With employees statewide sharing a commitment to innovation and a passion for delivering superior service, Hawaiian Telcom provides an Always OnSM customer experience. For more information, visit www.hawaiiantel.com.

(1)  Adjusted EBITDA is EBITDA plus non-cash stock compensation, SystemMetrics earn-out and other non-recurring costs not expected to occur regularly in the ordinary course of business.  EBITDA is defined as net income plus interest expense (net of interest income and other), income taxes, depreciation and amortization and gain on sale of property.  The Company believes both of these non-GAAP measures, Adjusted EBITDA and EBITDA, are meaningful performance measures for investors because they are used by our Board and management to evaluate performance, enhance comparability between periods and make operating decisions.  Our use of Adjusted EBITDA and EBITDA may not be comparable to similarly titled measures used by other companies in the telecommunications industry.  A detailed reconciliation of adjusted Adjusted EBITDA and EBITDA to comparable GAAP financial measures has been included in the tables distributed with this release.

(2)  Net Debt provides a useful measure of liquidity and financial health. The Company defines Net Debt as the sum of the face amount of short-term and long-term debt and unamortized premium and/or discount, offset by cash and cash equivalents.  A detailed reconciliation of Net Debt has been included in the tables distributed with this release.

(3)  Net Leverage Ratio is defined by the Company as Net Debt divided by Last Twelve Months Adjusted EBITDA.  A detailed reconciliation of Net Leverage Ratio has been included in the tables distributed with this release.

(4)  Levered Free Cash Flow provides a useful measure of operational performance and liquidity.  The Company defines Levered Free Cash Flow as Adjusted EBITDA less cash interest expense and capital expenditures.  A detailed reconciliation of Levered Free Cash Flow has been included in the tables distributed with this release.

Hawaiian Telcom Holdco, Inc.

Consolidated Statements of Income

(Unaudited, dollars in thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2015	2014	2015	2014
Operating revenues	$100,905	$97,252	$294,208	$291,109
Operating expenses:
Cost of revenues (exclusive of depreciation and amortization)	41,013	42,621	120,415	124,858
Selling, general and administrative	33,146	28,294	92,645	86,280
Depreciation and amortization	22,551	19,717	65,772	57,321
Total operating expenses	96,710	90,632	278,832	268,459
Operating income	4,195	6,620	15,376	22,650
Other income (expense):
Interest expense	(4,148)	(4,103)	(12,651)	(12,401)
Interest income and other	4	13	15	27
Total other expense	(4,144)	(4,090)	(12,636)	(12,374)
Income before income tax provision	51	2,530	2,740	10,276
Income tax provision (credit)	(54)	1,014	1,204	4,155
Net income	$105	$1,516	$1,536	$6,121
Net income per common share -
Basic	$0.01	$0.14	$0.14	$0.58
Diluted	$0.01	$0.13	$0.14	$0.54
Weighted average shares used to compute net income per common share -
Basic	11,040,299	10,586,690	10,844,478	10,567,036
Diluted	11,318,641	11,311,691	11,275,655	11,329,328

Hawaiian Telcom Holdco, Inc.

Consolidated Balance Sheets

(Unaudited, dollars in thousands, except per share amounts)

	September 30,	December 31,
	2015	2014
Assets
Current assets
Cash and cash equivalents	$28,845	$39,885
Receivables, net	33,580	32,662
Material and supplies	9,126	9,337
Prepaid expenses	5,085	3,598
Deferred income taxes	6,481	6,840
Other current assets	3,633	3,481
Total current assets	86,750	95,803
Property, plant and equipment, net	572,242	565,956
Intangible assets, net	35,454	37,328
Goodwill	12,104	12,104
Deferred income taxes	82,917	81,626
Other assets	10,133	9,151
Total assets	$799,600	$801,968
Liabilities and Stockholders’ Equity
Current liabilities
Current portion of long-term debt	$3,000	$3,000
Accounts payable	44,707	50,499
Accrued expenses	15,331	19,399
Advance billings and customer deposits	16,540	14,686
Other current liabilities	6,630	6,790
Total current liabilities	86,208	94,374
Long-term debt	287,752	289,423
Employee benefit obligations	102,762	99,366
Other liabilities	17,467	14,271
Total liabilities	494,189	497,434
Commitments and contingencies (Note 11)
Stockholders’ equity
Common stock, par value of $0.01 per share, 245,000,000 shares authorized and 11,122,880 and 10,673,292 shares issued and outstanding at September 30, 2015 and December 31, 2014, respectively	111	107
Additional paid-in capital	174,005	170,521
Accumulated other comprehensive loss	(28,094)	(23,947)
Retained earnings	159,389	157,853
Total stockholders’ equity	305,411	304,534
Total liabilities and stockholders’ equity	$799,600	$801,968

Hawaiian Telcom Holdco, Inc.

Consolidated Statements of Cash Flows

(Unaudited, dollars in thousands)

	Nine Months Ended
	September 30,
	2015	2014
Cash flows from operating activities:
Net income	$1,536	$6,121
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	65,772	57,321
Employee retirement benefits	(3,315)	(10,557)
Provision for uncollectibles	2,640	2,493
Stock based compensation	1,087	3,066
Deferred income taxes	1,633	4,770
Changes in operating assets and liabilities:
Receivables	(3,558)	(1,350)
Material and supplies	211	(685)
Prepaid expenses and other current assets	(2,538)	(1,421)
Accounts payable and accrued expenses	(3,222)	1,296
Advance billings and customer deposits	4,054	(50)
Other current liabilities	(693)	(568)
Other	1,988	1,380
Net cash provided by operating activities	65,595	61,816
Cash flows from investing activities:
Capital expenditures	(76,732)	(76,474)
Funds released from restricted cash account	400	—
Net cash used in investing activities	(76,332)	(76,474)
Cash flows from financing activities:
Proceeds from stock issuance	3,342	—
Loan refinancing costs	(150)	—
Proceeds from installment financing	2,779	2,085
Repayment of capital lease and installment financing	(3,083)	(2,014)
Repayment of debt	(2,250)	(2,250)
Taxes paid related to net share settlement of equity awards	(941)	(1,021)
Net cash used in financing activities	(303)	(3,200)
Net change in cash and cash equivalents	(11,040)	(17,858)
Cash and cash equivalents, beginning of period	39,885	49,551
Cash and cash equivalents, end of period	$28,845	$31,693
Supplemental disclosure of cash flow information:
Interest paid, net of amounts capitalized	$11,234	$11,033

Hawaiian Telcom Holdco, Inc.

Revenue by Category and Channel

(Unaudited, dollars in thousands)

	Three Months Ended
	September 30,		Change
	2015	2014	Amount	Percentage
Telecommunication Services
Local voice services	$31,080	$32,668	$(1,588)	(4.9)%
Network access services
Business data	7,103	6,470	633	9.8%
Wholesale carrier data	14,245	14,416	(171)	(1.2)%
Subscriber line access charge	8,527	8,786	(259)	(2.9)%
Switched carrier access and subsidies	2,988	1,401	1,587	113.3%
	32,863	31,073	1,790	5.8%
High Speed Internet	11,513	10,909	604	5.5%
Video	8,677	6,531	2,146	32.9%
Long distance services	5,137	5,554	(417)	(7.5)%
Equipment and managed services	5,993	4,818	1,175	24.4%
Wireless	406	515	(109)	(21.2)%
Other	2,474	2,699	(225)	(8.3)%
	98,143	94,767	3,376	3.6%
Data center colocation	2,762	2,485	277	11.1%
	$100,905	$97,252	$3,653	3.8%
Channel
Business	$43,362	$41,728	$1,634	3.9%
Consumer	38,080	37,141	939	2.5%
Wholesale	17,234	15,817	1,417	9.0%
Other	2,229	2,566	(337)	(13.1)%
	$100,905	$97,252	$3,653	3.8%

	Nine Months Ended
	September 30,		Change
	2015	2014	Amount	Percentage
Telecommunication Services
Local voice services	$93,714	$98,806	$(5,092)	(5.2)%
Network access services
Business data	20,812	19,806	1,006	5.1%
Wholesale carrier data	42,368	43,082	(714)	(1.7)%
Subscriber line access charge	25,745	26,985	(1,240)	(4.6)%
Switched carrier access and subsidies	5,506	4,440	1,066	24.0%
	94,431	94,313	118	0.1%
High Speed Internet	34,183	32,206	1,977	6.1%
Video	24,479	16,759	7,720	46.1%
Long distance services	15,550	17,176	(1,626)	(9.5)%
Equipment and managed services	15,037	14,030	1,007	7.2%
Wireless	1,283	1,646	(363)	(22.1)%
Other	7,388	8,960	(1,572)	(17.5)%
	286,065	283,896	2,169	0.8%
Data center colocation	8,143	7,213	930	12.9%
	$294,208	$291,109	$3,099	1.1%
Channel
Business	$126,118	$126,308	$(190)	(0.2)%
Consumer	113,494	109,312	4,182	3.8%
Wholesale	47,874	47,523	351	0.7%
Other	6,722	7,966	(1,244)	(15.6)%
	$294,208	$291,109	$3,099	1.1%

Hawaiian Telcom Holdco, Inc.

Schedule of Adjusted EBITDA Calculation

(Unaudited, dollars in thousands)

	Three Months Ended		Nine Months Ended		LTM Ended
	September 30,		September 30,		September 30,
	2015	2014	2015	2014	2015
Net income	$105	$1,516	$1,536	$6,121	$3,513
Income tax provision	(54)	1,014	1,204	4,155	2,958
Interest expense and other income and expense, net	4,144	4,090	12,636	12,374	16,724
Depreciation and amortization	22,551	19,717	65,772	57,321	86,465
EBITDA	26,746	26,337	81,148	79,971	109,660
Non-cash stock compensation	186	967	1,086	3,066	2,194
SystemMetrics earn-out	(350)	271	194	815	466
Non-recurring costs	550	402	1,419	2,046	1,821
Pension settlement loss	4,118	—	6,366	—	6,366
Severance costs	—	—	—	—	197
Wavecom integration costs	—	74	—	252	87
Storm Iselle costs	—	943	—	943	134
Adjusted EBITDA	$31,250	$28,994	$90,213	$87,093	$120,925

Hawaiian Telcom Holdco, Inc.

Schedule of Levered Free Cash Flow (4)

(Unaudited, dollars in thousands)

	Three Months Ended		Nine Months Ended		LTM Ended
	September 30,		September 30,		September 30,
	2015	2014	2015	2014	2015
Adjusted EBITDA	$31,250	$28,994	$90,213	$87,093	$120,925
Cash interest expense	(3,630)	(3,600)	(11,234)	(11,033)	(14,868)
Capital expenditures	(23,816)	(25,159)	(76,732)	(76,474)	(96,964)
Levered Free Cash Flow	$3,804	$235	$2,247	$(414)	$9,093

Hawaiian Telcom Holdco, Inc.

Schedule of Net Leverage Ratio

(Unaudited, dollars in thousands)

Long-term debt as of September 30, 2015	$290,752
Less cash on hand	(28,845)
Total Net Debt as of September 30, 2015	$261,907

LTM Adjusted EBITDA as of September 30, 2015	$120,925
Net Leverage Ratio as of September 30, 2015	2.2	x

Hawaiian Telcom Holdco, Inc.

Volume Information

(Unaudited)

	September 30,	September 30,	Change
	2015	2014	Number	Percentage
Voice access lines
Residential	156,311	173,656	(17,345)	(10.0)%
Business	185,393	189,207	(3,814)	(2.0)%
Public	3,589	3,954	(365)	(9.2)%
	345,293	366,817	(21,524)	(5.9)%
High Speed Internet lines
Residential	93,202	92,265	937	1.0%
Business	19,835	19,552	283	1.4%
Wholesale	727	853	(126)	(14.8)%
	113,764	112,670	1,094	1.0%
Long distance lines
Residential	98,637	109,702	(11,065)	(10.1)%
Business	75,375	78,207	(2,832)	(3.6)%
	174,012	187,909	(13,897)	(7.4)%
Video services
Subscribers	34,009	25,766	8,243	32.0%
Homes Enabled	183,000	152,000	31,000	20.4%

	September 30,	June 30,	Change
	2015	2015	Number	Percentage

Voice access lines
Residential	156,311	160,819	(4,508)	(2.8)%
Business	185,393	185,975	(582)	(0.3)%
Public	3,589	3,638	(49)	(1.3)%
	345,293	350,432	(5,139)	(1.5)%

High Speed Internet lines
Residential	93,202	93,338	(136)	(0.1)%
Business	19,835	19,759	76	0.4%
Wholesale	727	749	(22)	(2.9)%
	113,764	113,846	(82)	(0.1)%

Long distance lines
Residential	98,637	101,648	(3,011)	(3.0)%
Business	75,375	75,719	(344)	(0.5)%
	174,012	177,367	(3,355)	(1.9)%

Video services
Subscribers	34,009	31,921	2,088	6.5%
Homes Enabled	183,000	175,000	8,000	4.6%